June 24, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20548

Re:   Meridian Bioscience, Inc.
         Form 10-K for the fiscal year ended September 30, 2004
         File No. 000-14902

I am in receipt of the SEC’s comments following your review of our response, dated May 26, 2005, to your comment letter dated May 10, 2005 on Meridian’s Form 10-K for the fiscal year ended September 30, 2004. Meridian has responded to each of the points below.

Comment No.1-Revenue Recognition (Rebates)

SEC Staff Comment
Please propose disclosures about the nature and amount of your rebate provision and the effect that could result from using other reasonably likely assumptions than those used in calculating the rebate provision. In addition, please provide a three year roll forward of the rebate provision that separately quantifies the increases and decreases to the provision related to sales made in the current year from increases and decreases related to sales made in prior years. If increases or decreases related to prior years sales has ever been material, please further justify why disclosing the roll forward and the effect of changes in the rebate provision or revenue would not be applicable.

Meridian’s Response
The disclosure in Note 1(h) to the consolidated financial statements reads as follows:

“Revenue for the US Diagnostics operating segment is reduced at the date of sale for estimated rebates and cash discounts that will be claimed by customers. Management estimates reserves for rebate agreements and cash discounts based on historical statistics, current trends and other factors. Changes to the reserves are recorded in the period they become known.” This language also appears in ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under Critical Accounting Policies.

As noted in our May 26, 2005 response to the SEC’s comment letter dated May 10, 2005, “The rebate accrual and cash discount reserve were $1,318,000 and $10,000, respectively at September 30, 2004.” It further states, “The cash discounts will be removed from the critical accounting policy disclosure in future filings.” In future filings, we will disclose the amount of the rebate accrual in addition to the disclosures above regarding the nature of the rebate accrual.

A further explanation of the rebates will address your comment regarding the effect that could result from using other reasonably likely assumptions than those used in calculating the rebate provision and any adjustments to the provision related to sales made in prior years.

Each month, distributors report rebates for sales they made to end customers (e.g. hospitals) during the previous month. These are known prior to the monthly closing of the books and are thus recorded during the monthly close (Reported Rebates). Additionally, Meridian calculates an estimate for product sold to the distributor that is still on hand at the distributor. As stated in our May 26, 2005 response to the SEC’s comment letter dated May 10, 2005, “Meridian estimates its rebate provisions using historical experience. The following factors are specifically included in the provision calculation:

o	Historical rebate data (reported by distributors to Meridian each month based on product that is sold through to the end customer);
o	Historical distributor sales data (from Meridian internal records); and
o	Regression analysis"

Through the tracking of historical distributor sales and Reported Rebates and regression analysis, an estimate of the rebates that relate to product that is still on hand at the distributor is calculated (Estimated Rebates). Thus, there are two components to the rebate accrual, the Reported Rebates and Estimated Rebates. Typically, the distributors carry one month’s inventory. In the rare case there is a significant deviation in distributor purchase patterns or distributor sell through patterns, this is considered in the Estimated Rebate calculation. For these reasons, there is minimal exposure to the effect that could result from using other reasonably likely assumptions than those used in calculating the rebate provision or to increases and decreases to the accrual related to sales made in prior years.

Below is a three-year roll-forward of the rebate accrual.

Rebate Accrual as of September 30, 2001	$ 301,000
Fiscal 2003 provision	$ 4,837,000
Fiscal 2003 rebates	($4,277,000)
Rebate Accrual as of September 30, 2002	$ 861,000
Fiscal 2003 provision	$ 6,200,000
Fiscal 2003 rebates	($5,978,000)
Rebate Accrual as of September 30, 2003	$ 1,082,000
Fiscal 2004 provision	$ 7,735,000
Fiscal 2004 rebates	($7,500,000)
Rebate Accrual as of September 30, 2004	$ 1,318,000

There have been no material increases or decreases in the accrual for sales relating to prior periods.

Comment No. 2-Major Customers and Segment Data

SEC Staff Comment
It is still unclear how the products within the US Diagnostic segment are similar or how the products within the Life Science segment are similar. As such, for each of these segments, please describe the products included in the segment, how they are similar and how additional disclosures (are) not required by paragraph 37 of SAS 131. In your response please include at a minimum each of the types of products mentioned in your response and in your MD&A under Results of Operations. For the US Diagnostics segment your MD&A had mentioned respiratory, c. difficile, rotavirus and parasitology. For the Life Science segment your response mentioned bulk biologicals, antigens, antibodies and reagents and contract manufacturing. If the products within the segment are dissimilar please provide disclosures that comply with paragraph 37.

Meridian’s Response
Product sales reported within the US Diagnostics segment are generated from in vitro (used outside of the body) diagnostic products used in the diagnosis and treatment of infectious diseases. The US Diagnostics segment sells these tests primarily to hospitals or reference laboratories. Meridian’s diagnostic products detect parasites, bacteria and viruses in patient samples (stool, urine, nasal/throat swab). For example, in the US Diagnostics segment, Meridian sells test kits to detect respiratory infections such as influenza, RSV and mycoplasma, products to diagnose infectious diseases caused by C.difficile, Rotavirus and H. pylori viruses and bacteria and products to diagnose infectious diseases such as cryptosporidium/giardia caused by parasites. These products are similar in that they all are in vitro diagnostics used in the detection of infectious diseases.

Sales within the Life Science segment are generated from the sale of bulk biologicals, which are typically antigens (proteins capable of stimulating an immune response), antibodies (proteins that act against antigens in an immune response) and reagents (substances used to measure or detect proteins). The sales are generated from antibodies and antigens that are stocked for sale, made to order or manufactured under formal contract manufacturing agreements. These products are similar in that they relate to the manufacture of proteins that are sold to primarily to other diagnostic manufacturers.

The discussion above illustrates the product similarities within the US Diagnostics segment and the product similarities within the Life Science Segment. On the basis of these product similarities within the segments, we believe we have complied with Paragraph 37 of SFAS No. 141.

If you have any questions, please do not hesitate to contact me.

Respectfully,

/s/ Melissa Lueke

Melissa Lueke
Vice President and Chief Financial Officer

/blh